Exhit 3.1


                                           STATE OF DELAWARE
                                           SECRETARY OF STATE
                                         DIVISION OF CORPORATIONS
                                        FILED 03:31 PM 08/30/2002
                                           020549286 - 3564240


                      CERTIFICATE OF INCORPORATION
                                   OF
                      BROOK INDUSTRIES CORPORATION.

    FIRST:  The name of the corporation shall be Brook Industries
Corporation.

    SECOND: Its registered office is to be located at Trolley Square, Suite 26C, in the City of Wilmington, County of New Castle, Delaware 19807. The registered agent is Inc. Plan (USA), whose address is the same as above.

    THIRD: The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Laws.

    FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 90,000,000 shares, consisting of 80,000,000 shares of Common Stock having a par value of $.0001 per share and 10,000,000 shares of Preferred Stock having a par value of $.0001 per share and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of Directors of the Corporation.

   Each share of Common Stock has one vote on each matter on which the share is entitled to vote. A majority vote of a quorum of Shareholders is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation. Directors shall be elected by majority vote. Cumulative voting shall not be permitted. No Shareholder or other person shall have any pre-emptive rights whatsoever.

   FIFTH:  The name and address of the incorporator is as follows:

           Hong Ding
           20 Chapin Road, Unit 1004
           Pine Brook, NJ 07058

    SIXTH: The Board of Directors shall have the power to amend or repeal the by-laws.

    SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages from any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directory's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

    IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 30th day of August, A.D., 2002.



/s/ Hong Ding
-----------------------
Hong Ding, Incorporator